February 10, 2023

VIA EDGAR

Irene Barberena-Meissner, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Webus International Ltd.

Amendment No. 3 to Draft Registration Statement on Form F-1

Submitted January 3, 2023

CIK No. 0001941158

Dear Ms. Barberena-Meissner,

On behalf of our client, Webus International Ltd. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 26, 2023, relating to the above referenced Amendment No. 3 to the Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement No. 3”). The Company is concurrently submitting the Registration Statement on Form F-1 (the “Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Amended Draft Registration Statement No. 3), all page references herein correspond to the page of the Amended Draft Registration Statement No. 3. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Draft Registration Statement No. 3.

Amendment No. 3 to Draft Registration Statement on Form F-1

Cover Page

1.	It does not appear you revised disclosure in response to prior comment 1. Refrain from using terms such as “we” or “our” when describing the activities or functions of your VIE throughout the prospectus. In this regard, we note your disclosure on page I that substantially all the company's business is conducted by Youba Tech, the VIE in the PRC, and its subsidiary Webus Travel Agency.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has removed terms such as “we” or “our” from the Registration Statement when describing activities or functions of a VIE.

Our Industry, page 88

2.	It does not appear you revised disclosure in response to prior comment 8. Please revise your disclosure to include balancing language to emphasize the prospective nature of the CAGR projections you include in this section derived from the Frost & Sullivan report you commissioned in September 2022.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Registration Statement to include balancing language to emphasize the prospective nature of the CAGR projections.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Nan Zheng
Nan Zheng
Chief Executive Officer

cc:	Fang Liu, Esq. VCL Law LLP